EXHIBIT G

LICENSE AGREEMENT

     THIS AGREEMENT made as of November 1, 2001, by and between Health Outcomes Management, Inc. a corporation organized and existing under the laws of the State of Minnesota, whose principal place of business is located at 2331 University Avenue SE, Minneapolis, MN 55414 (hereinafter referred to as "Licensor") and Quality Business Solutions, Inc., a corporation organized and existing under the laws of the State of Minnesota, whose principal place of business is located at 1250 Northland Drive, #155, Mendota Heights, MN 55120 (hereinafter referred to as "Licensee").

     WHEREAS, Licensor owns and is using the name Health Outcomes Management as a tradename in its business and operations (hereinafter referred to as the "Tradename") and its corporate name Health Outcomes Management, Inc.; and

     WHEREAS, Licensee is desirous of using said Tradename solely in conjunction with the Business and Assets as defined in the Asset Purchase Agreement between the parties of even date herewith;

     NOW, THEREFORE, in consideration of the mutual covenants of the parties and other good and valuable consideration associated with the Asset Purchase Agreement between the parties of even date herewith paid by Licensee to Licensor, the receipt of which is hereby acknowledged by Licensor, the parties hereby agree as follows:

  License.  Licensor grants to Licensee the exclusive and nontransferable right to use the Tradename for any purposes associated with the Business and the Assets as defined in such Asset Purchase Agreement.

  Term.  This license shall continue indefinitely until either the Licensor changes its corporate name and otherwise ceases all use of the Tradename, or the Licensor or Licensee rescinds the Asset Purchase Agreement dated October 30, 2001 between the parties. Licensor shall give to Licensee not less than 10 days prior notice of termination of the License, and during such period, Licensee shall have the right to purchase all of Licensor's right, title, and interest in the Tradename for $1.00.

  Indemnity.  Licensor assumes no liability to Licensee or to third parties with respect to the License, and the Licensee shall indemnify Licensor against losses and costs incurred arising out of claims of third parties against Licensor involving use by the Licensee of the License.

  Entire Agreement.  This license contains the complete agreement between the parties, and any and all prior agreements relating to the subject matter set forth in this license are superseded in their entirety by the provisions hereof. Except as specifically provided in this license, this license may not be amended or supplemented, nor any of the provisions set forth in this license waived, except by an agreement in writing signed by Licensee and Licensor and dated after the date first above written.

  Governing Law.  This license shall be interpreted and governed by the laws of the State of Minnesota.

  Severability.  If any material term or provision of this license shall be or become invalid under any applicable law, said term or provision shall be severed from this license and this license shall remain in full force and effect, as so modified.

     IN WITNESS WHEREOF, each of the parties hereto has caused this license to be executed by its duly authorized representative as of the date first written above.

LICENSOR:
HEALTH OUTCOMES MANAGEMENT, INC.
By: /s/ Peter Zugschwert
Peter Zugschwert Its President
LICENSEE:
QUALITY BUSINESS SOLUTIONS, INC.
By: /s/ Thomas Tagtmeyer
Thomas Tagtmeyer Its President